March 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	MeaTech 3D Ltd. Registration Statement on Form F-1 (Registration No. 333-253257), as amended – Concurrence in Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, H.C. Wainwright & Co., LLC (“Wainwright”), on behalf of and as the representative of the several underwriters in the offering to which the above-mentioned registration statement relates, hereby concurs in the request by MeaTech 3D Ltd. (the “Company”) that the effective date of the above-referenced registration statement be accelerated to 5:15 p.m. (Eastern Standard Time), or as soon as practicable thereafter, on March 11, 2021, or at such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective. Wainwright affirms that it is aware of its and the participating underwriters are aware of their, obligations under the Securities Act in connection with this offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC By: /s/ Edward D. Silvera Name: Edward D. Silvera Title: Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com
Member: FINRA/SIPC